Exhibit (a)(1)(vi)

APRIL 2026

GOLDMAN SACHS PRIVATE CREDIT

Goldman Sachs Private Credit Corp. (“GS Credit”): Q1 2026 Tender Offer Update

Dear GS Credit Shareholders,

We are writing to provide an update on Goldman Sachs Private Credit Corp. (“GS Credit” or “the Fund”) following the completion of our first quarter 2026 subscription and repurchase activity, and to share our perspective on the Fund’s positioning in the current market environment.

First Quarter Flows: Continued Strength and Differentiation

In the first quarter of 2026, GS Credit generated approximately $1.04 billion in gross subscriptions1, reflecting continued strong investor demand and confidence in our platform.

On the repurchase side, the Fund estimates that 17,281,858 shares, or just under 5% of shares outstanding as of December 31, 2025, were duly tendered during the Fund’s first quarter tender offer. As this amount fell just below the Fund’s 5% quarterly repurchase cap, we are pleased to announce that all repurchase requests are expected to be fulfilled in full.

We believe these results highlight the strong position of GS Credit relative to the broader non-traded BDC industry. We are the only non-traded BDC in the peer group2 whose repurchase requests came in below the standard 5% quarterly cap (which is stated in the Fund’s offering materials)3. While this is notable, and more than 50% below the peer average, we believe the more important metrics are net flows and the overall liquidity profile of the Fund when repayments and sales are included. Coupled with an inflow percentage of 12.1% of December 31, 2025 Net Asset Value (“NAV”) —which is more than 2x the average inflow percentage of our peers—our ratio of inflows to repurchase requests of approximately 2.4x4 is more than 5x the peer group average. This resulted in positive net flows for the quarter of approximately 7.1% of the December 31, 2025 NAV, contrasting with our peers, all of whom experienced negative net flows for the quarter5.

1 Source: SEC.gov. Includes subscriptions for January 1, 2026, February 1, 2026 and March 1, 2026 subscription dates.

2 Peer Group refers to the Top 5 Non-Traded BDC Managers by sales volume from “The Stanger Market Pulse – December 2025 edition.” This includes all relevant funds for Blackstone, Blue Owl, Apollo, Ares and HPS that are listed in the report.

3 Source: SEC.gov.

4 Estimated aggregate repurchase amount based on the latest NAV available.

5 Source: SEC.gov as of March 31, 2026.

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In addition, during the first quarter of 2026, the Fund generated approximately $823 million of proceeds from repayments and sales of portfolio investments, up from $669 million in the fourth quarter of 20256,7. The inflows from repayments and sales alone during the first quarter represented approximately 1.9x our estimated repurchases4—before considering any new subscriptions. When combined with our $1.04 billion in gross subscriptions, the Fund’s sources of liquidity from repayments, sales and new subscriptions during the quarter were approximately $1.86 billion, or more than 4x our estimated repurchase amount4, providing substantial excess liquidity and reinforcing the strength and stability of our capital position.

Our financing foundation remains robust, underpinned by diversified, committed revolving credit facilities across 23 bank lenders with no mark-to-market exposure. We have no near-term unsecured maturities, a deliberately laddered bond maturity profile, and continued strong oversubscription on recent issuances, reflecting durable market confidence in our platform.

We believe these dynamics position GS Credit and our shareholders favorably in several important ways:

1)	An Increasingly Attractive Deployment Opportunity

The net proceeds from our strong inflows and portfolio repayments can be deployed into what we believe is an attractive investment environment. As broader retail outflows pressure the private credit industry, we believe the supply-demand imbalance that benefited borrowers in recent years can reverse. Spreads are widening, structures are tightening, and documentation is improving. For patient, well-capitalized platforms, these environments have historically created compelling risk-adjusted opportunities. We believe our shareholders—the overwhelming majority of whom are choosing to remain invested—will be the primary beneficiaries as this improved opportunity set materializes.

2)	Institutional Capital Is Leaning In

While retail and some wealth management investors are pulling back from private credit, we believe many institutional investors are recognizing this dislocation as an attractive entry or re-entry point into the asset class, which we believe will benefit GS Credit and shareholders who choose to remain invested.

•

Our senior direct lending platform is currently anticipating a strong pipeline of institutional mandates across all of our senior direct lending strategies with documentation and diligence underway on over $10 billion of institutional commitments to our senior direct lending strategies. As it relates to GS Credit, approximately 40% of our Q1 2026 subscriptions were from institutional clients globally, many of whom are first-time investors in GS Credit, including insurance companies, banks, and pension funds.

•

Institutional limited partners already account for over 80% of our broader Goldman Sachs Asset Management Private Credit platform, providing a deep and diversified foundation of long-duration capital that is not subject to the same repurchase dynamics as retail vehicles.

6 Repayments and Sales exclude contractual amortization payments and repayments of revolving credit facilities.

7 Source: SEC.gov as of December 31, 2025.

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We believe this continued trend—which has accelerated over the past six months as manager dispersion has grown—reflects institutional clients’ recognition that evergreen vehicles can solve structural limitations inherent in traditional drawdown funds, including J-curve drag, vintage concentration, and re-underwriting risk. We believe further widening of new origination credit spreads in the current environment could make this an opportune time for institutional clients to increase their exposure to private credit through a vehicle that offers the immediate ability to invest and diversify their portfolios across new investment opportunities.

3)	Structural Diversification as a Competitive Advantage

To be clear, we are in the same market as the other non-traded BDCs and we are certainly not insulated from the dynamics of the industry. However, we remain confident that the more important point is a structural one: we have strategically diversified our sources of capital by maintaining an institutionally oriented private credit platform, which means we can be patient, we can pace our deployment at our discretion, and when coupled with our origination ecosystem, provides us with a competitive advantage throughout the credit cycle.

Just as we are careful to explain that these products are not “semi” liquid, they are also not risk-free. But when clients’ investment allocations are sized appropriately for their individual risk appetite and liquidity profile, and managed by a disciplined and experienced credit manager, this asset class can be accretive to an investor’s portfolio. We believe investors should carefully consider their asset allocation and only commit capital to these vehicles if they are comfortable not having immediate access to, ensuring the allocation is appropriately sized within the context of their broader portfolio and liquidity needs.

4)	A Track Record That Speaks for Itself

The Senior Direct Lending Family of Funds, which initially launched in 2008 (12 years after we started our Private Credit Platform), has achieved a Weighted Average IRR of 16.6% / 13.2% (gross / net) over the last 18 years8. GS Credit, specifically, has achieved an Inception-to-Date Total Return of 10.1% for Class I through the end of 20259. Through the end of February 2026, GS Credit has achieved a year-to-date total return of 0.4% for Class I9 in a challenging market environment—which ranks towards the high end of the peer group10 and outperforms the leveraged loan index by 148 basis points11.

Past performance does not predict or guarantee future returns, which may vary. But we believe these results, earned across multiple market environments, reflect the value of disciplined underwriting, selective deployment, diversified capital sources, and the power of the Goldman Sachs ecosystem.

This reminds us of a theme we have seen throughout the history of Goldman Sachs: in uncertain markets, investors tend to gravitate toward the platforms they trust.

8 Please see Appendix for additional disclosures.

9 Total return based on NAV regards Class I shares and is calculated as the change in NAV per share during the applicable period, plus distributions per share during the applicable period (assuming distributions are reinvested in accordance with GS Credit’s distribution reinvestment plan). Performance calculations for inception-to-date total return based on NAV began on April 6, 2023, the date GS Credit commenced operations. Returns for periods greater than one year are annualized. Excludes Class S and Class D shares, which GS Credit began issuing in February 2026 for Class S and March 2026 for Class D. Class S shares and Class D shares are subject to ongoing stockholder servicing and/or distribution fees of 0.85% and 0.25%, respectively. Class I shares are not subject to a stockholder servicing and/or distribution fee.

10 Source: SEC.gov as of March 31, 2026.

11 Source: S&P UBS Leveraged Loan Index as of February 28, 2026.

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APRIL 2026

A More Lender-Friendly Environment: Why the Retreat of Retail Capital Can Benefit our Shareholders

As retail capital retreats from the private credit space—with industry-wide March 1 subscriptions running below 2025 monthly averages12 and repurchase requests of peers reaching more than 10% of shares outstanding on average13—we are seeing a meaningful shift in the lending environment that we believe will disproportionately benefit GS Credit and the overwhelming majority of our shareholders who choose to remain invested.

When capital becomes scarce, it normalizes and can reverse the supply-demand imbalance that benefited borrowers in recent years. Typically, spreads widen, structures tighten, and documentation improves. We believe that borrowers who previously had the leverage to try to negotiate for fewer protective terms and thinner pricing will face a more disciplined lending market. For patient, well-capitalized platforms with conviction and scale, these environments have historically created some of the most attractive risk-adjusted opportunities in a credit cycle.

Specifically, we are beginning to see:

•

Wider spreads: As lenders who depend on traditional retail inflows begin to pull back, we are observing pricing on new originations at more attractive levels, directly benefiting investors who stay with platforms that have the wherewithal and experience to invest through the credit cycle. This dynamic is why we believe the composition and diversification of a manager’s capital base matters as much as the size of its platform.

•

Stronger documentation and covenants: With fewer lenders competing aggressively for deals, we expect to be able to try to negotiate for more protective terms—including tighter financial covenants, better call protection, and more robust lender remedies—all of which enhance downside protection for our investors.

Our strong inflow-to-repurchase ratio and notable repurchase rate are not just metrics—they are a reflection of the quality and conviction of our shareholder base. The shareholders who are staying with us through this period of volatility understand the long-term value proposition of private credit and will be the primary beneficiaries as the opportunity set improves.

As we noted in our prior GS Credit Shareholder Letter, we didn’t know exactly when negative headlines would pressure flows, but we knew there would be times when this would happen. And by being prepared for that—through prudent, selective investing and having diversified sources of capital—we believe we are well positioned to provide capital at attractive risk-adjusted returns throughout the credit cycle, from which all of our vehicles can benefit.

12 Source: SEC.gov as of December 31, 2025.

13 Source: SEC.gov as of March 31, 2026.

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APRIL 2026

Disciplined Portfolio Monitoring and the Advantage of Scale

We believe transparency around portfolio health is essential, and we want to share how we think about credit risk management across a broad, diversified portfolio. As of year-end 2025, GS Credit’s private credit portfolio consisted of investments in 184 portfolio companies spanning 50 different industries, with 97.8% of the portfolio in first lien investments and a weighted average loan-to-value of 42.1%14. We monitor each of these credits on an ongoing basis using an internal 1-through-4 risk rating system. Grade 1 investments involve the least risk to our initial cost basis. The trends and risk factors for these investments since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit. Grade 2 investments—where all new investments are marked at the time of investment—involve a level of risk similar to the risk at the time of origination, with the portfolio company generally performing as expected. Grade 3 investments indicate that the risk to our ability to recoup our initial cost basis has increased materially since origination, including as a result of factors such as declining performance and non-compliance with debt covenants. Grade 4 investments indicate that the risk to our ability to recoup our initial cost basis has substantially increased, and the portfolio company likely has materially declining performance. It is anticipated that we will not recoup our initial cost basis and may realize a substantial loss upon exit for these investments.

As of December 31, 2025, nearly 99.9% of our portfolio at fair value was rated Grade 2 or better, with less than 0.1% of the portfolio at fair value in Grade 3 and approximately 0.1% in Grade 415. We want to be candid: in any broad, diversified credit portfolio, there will always be some names that migrate into the Grade 3 and Grade 4 categories. Our current levels of investments in Grade 3 and Grade 4 are unusually low by historical standards and are likely to increase over time. That is the nature of credit investing. What matters, however, is how we managed our portfolio to identify those situations early, actively engage with the borrower and its ownership team, and bring resources to bear to protect our clients’ capital.

This is where we believe the Goldman Sachs platform provides a meaningful structural advantage. GS Credit leads the documentation and structuring on the majority of our portfolio. That lead position gives us a seat at the table—and often the controlling seat—when a credit requires enhanced attention. For investments rated Grade 3 or Grade 4, we enhance the level of scrutiny over the monitoring of such portfolio companies. We leverage our deep, longstanding relationships with financial sponsors and management teams, including tactically deploying our dedicated Value Accelerator team—a specialized group within Goldman Sachs that focus on embedding operational improvements to create impact across our portfolio companies. This capability is a direct function of our scale, our 30-year track record, and the breadth of the Goldman Sachs ecosystem. Lenders without these capabilities and interval funds that participate in club deals or hold minority positions in syndicated transactions simply do not have the same ability to influence outcomes when credits underperform.

14 Source: SEC.gov as of January 31, 2026.

15 Source: SEC.gov as of December 31, 2026.

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APRIL 2026

Understanding Mark-to-Market Versus Credit Losses: Why the Distinction Matters

We believe it is important for our investors to understand a fundamental distinction in credit investing that is often lost in the current media narrative: the difference between mark-to-market losses driven by changes in the market price of risk versus losses driven by actual credit impairment from poor credit selection.

When the market price of risk increases— such as when credit spreads widen due to macroeconomic uncertainty, sector-specific concerns, or shifts in investor sentiment—the mark-to-market value of existing loans declines. This is not because the underlying borrower has become unable to pay; it is because the market is now demanding a higher return for bearing the same level of credit risk. For a performing senior secured loan, this means the loan’s current market value may fall below par, but the borrower continues to make its contractual interest and principal payments. Critically, if the credit is sound and ultimately repays at par, the investor recovers the full principal amount regardless of interim mark-to-market fluctuations. In fact, the widening of spreads can be a positive development for forward-looking returns: it means that new loans originated today—and proceeds reinvested from repayments and sales—can be deployed at wider spreads and more attractive risk-adjusted levels. This is fundamentally different from a loss caused by credit impairment, where a borrower’s financial condition deteriorates to the point that it cannot meet its obligations, resulting in a permanent loss of principal. The former is a market-driven phenomenon, which may or may not be temporary that reflects changes in the cost of capital; the latter is a permanent, credit-driven event that reflects a failure in underwriting or a fundamental deterioration in the business.

This distinction is directly relevant to our first quarter 2026 results. Our year-to-date total return through February was 0.4% for Class I9 inclusive of a 1.08% reduction in NAV, with NAV declining from $24.99 at beginning of the year to $24.72 at the end of February. That return is towards the high end of the peer group. By comparison, the leveraged loan market—as measured by the S&P UBS Leveraged Loan Index—delivered a return of -1.08% year-to-date through February implying 148bps outperformance over the relevant benchmark for GS Credit during that time frame. Importantly, over 95% of the losses embedded in our results were unrealized, driven primarily by spread widening rather than by credit-specific events. No new names were placed on non-accrual16 during the period.

In the first quarter of 2026, we generated $823 million of proceeds from repayments and sales, up from $669 million in the fourth quarter of 20256,7. The proceeds from investments sold or repaid alone represented 1.9x our repurchases4—before considering any new subscriptions. Across both quarters, 86% of the proceeds were from repayments with 14% coming from sales. All of the repayments were made at par or higher and the weighted average price of the sales was 99.90, consistent with the weighted average mark from the prior quarter of 99.90. All loan sales were conducted in the ordinary course of business as part of our normal portfolio management activities. We have not engaged in any portfolio-level or bulk asset sales. While other parts of Goldman Sachs, in their capacity as a broker-dealer, have intermediated such sales for other participants in the industry, they have not done so on behalf of GS Credit.

We have, however, explored opportunities to acquire loans that we know and have conviction in at attractive prices in the secondary market, but to date have not found willing sellers at attractive prices. While much of the media coverage has tended to focus exclusively on outflow percentages, the inflow and repayment dynamics are equally important and, in our view, often overlooked. Performing senior secured credit portfolios benefit from fixed maturities and change-of-control provisions that generate regular par repayments and natural liquidity, further underscoring the structural advantage from a risk perspective of holding senior debt versus equity. We now

16 Investments are placed on non-accrual status when it is probable that principal, interest or dividends will not be collected according to the applicable contractual terms. Accrued interest or dividends generally are reversed when an investment is placed on non-accrual status.

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APRIL 2026

expect to have the ability to reinvest the proceeds from those exits—together with our net inflows—at wider spreads and more attractive risk-adjusted levels in the current environment. Importantly, the difference between the realized value of these repayments and sales and the mark-to-market value from the prior quarter illustrates a critical point: while the mark-to-market value of a loan will fluctuate as the market price of risk evolves, a mark below par does not, in and of itself, indicate that a loan will not ultimately be repaid at par.

Our approach to valuation is rooted in a culture of risk management discipline that has been central to Goldman Sachs’s DNA for over 150 years. We believe that marks should reflect current market dynamics—even if they do not fully align with our view of long-term fundamental value—because transparent valuation is not only essential for credibility and fairness to new, repurchasing and remaining investors, but is itself a form of risk management discipline. Our quarterly valuation process is conducted by three independent sources: the Private Credit investment team, the Goldman Sachs Asset Management Valuation Oversight Group (which is independent of the investment decision-making process), and independent third-party valuation advisors, all subject to oversight by our independent Board of Directors. When spreads widen in public markets or within a specific sector, we work to ensure those conditions are appropriately reflected in our marks. We believe this rigor—applied consistently across market environments—is a meaningful differentiator and one of the reasons our investors have confidence in the integrity of our reported NAV.

Private Credit Fundamentals: Strong Today, Prepared for Tomorrow

We believe the health of the private credit industry remains strong. Default rates continue to be low across both public and private credit markets. The default rate for broadly syndicated loans (excluding liability management exercises) in the public market as of March 2026 is 1.44%, far from the peak of 10.8% during the Global Financial Crisis17. The non-accrual rate for the top 20 BDCs by gross assets at the end of 2025 was 1.53% of amortized cost18. GS Credit’s non-accrual rate was significantly better at only 0.2% of amortized cost—among the lowest in the industry peer group19.

We would also note that much of the recent media coverage of private credit has, at times, lacked nuance or has omitted the material facts—conflating distinct segments of the credit markets to create the impression of a broad “private credit problem”. For example, the handful of fraud instances20 that have attracted significant headlines have not occurred in the private credit portion of the BDC market, which is where the vast majority of retail capital in private credit is concentrated. They have instead occurred in the context of bank lending, public credit markets, and more esoteric pockets of the broader private credit universe. That is not to suggest fraud hasn’t or couldn’t happen in the BDC market, but it underscores the importance of putting anecdotes in the context of data. As detailed above, the non-accrual rate for the top 20 BDCs at year-end 2025 was between 1-2%, approximately 5-10 times higher than GS Credit’s comparable non-accrual rate at 0.2% of amortized cost. If the economy worsened, we would expect non-accrual rates and the differentiation among managers to both increase. The best way to prepare for such a development is to have a disciplined underwriting culture and rigor of our investment process. These principles have guided our platform for 30 years and we believe have become even more critical in periods of heightened market uncertainty.

17 Source: PitchBook LCD as of March 2026.

18 Source: SEC.gov as of December 31, 2025.

19 Peer Group refers to the Top 5 Non-Traded BDC Managers by sales volume from “The Stanger Market Pulse – December 2025 edition.” This includes all relevant funds for Blackstone, Blue Owl, Apollo, Ares and HPS that are listed in the report.

20 Refers to First Brands, Tricolor, Cantor Fund Entities, Broadband Telecom, and Market Financial Solutions (MFS) which filed for bankruptcy between September 2025 and February 2026.

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More broadly, portfolio company fundamentals remain robust, with several managers reporting double-digit EBITDA growth and improving interest coverage ratios at year-end 2025. GS Credit’s portfolio reflected this strength: our weighted average loan-to-value was 42.1%, 97.8% of our portfolio was in first lien investments, and our PIK income as a percentage of total investment income remained at the low end of the peer group, with only 0.3% of total investment income attributable to restructured or amended PIK.

That said, we are not complacent. We have not seen a true credit cycle since the recovery from the Global Financial Crisis, and we understand that underwriting standards can deteriorate over extended benign periods in the credit markets. We expect meaningful dispersion of performance between managers when the credit cycle turns negative. It is worth noting that we have never seen a turn in the credit cycle without a recession.

This is where our strong positioning and long track record becomes most valuable. The Goldman Sachs Private Credit platform originated in 1996, marking 30 years in the business this year—a period that has included multiple credit, interest rate, and macroeconomic cycles. Some of the bigger players in the private credit space haven’t been in the business for 12 years, yet we had 12 years of experience in private credit before the Global Financial Crisis. The Senior Direct Lending Family of Funds, which initially launched in 2008, has achieved a Weighted Average IRR of 16.6% / 13.2% (gross / net) over the last 18 years21. GS Credit has achieved an Inception-to-Date Total Return of 10.1% for Class I through the end of 20259.

Every cycle is different, but the lessons we learned from navigating the Global Financial Crisis and subsequent periods of stress have formed the foundational principles of how we invest today: the importance of covenant protections and structural safeguards, the value of relationships with sponsors through periods of stress, how to actively manage and work out challenged credits, why maintaining dry powder and liquidity matters, and the discipline to say no when underwriting standards slip. These principles are not theoretical for us—they were forged through direct experience and remain embedded in our investment process.

We believe that when the credit cycle does turn, our track record, our disciplined underwriting culture, our diversified capital base, and the power of the Goldman Sachs ecosystem will position us well.

We have been proactively assessing the impacts of artificial intelligence (AI) on the software space for years—we passed on our first deal due to AI concerns in October 2023 and rolled out an internal framework to evaluate AI disruption risk in early 2025. We have the unique privilege of leveraging significant expertise across the Goldman Sachs ecosystem, including other investing businesses and our internal Engineering department.

While we approach the topic of AI with humility and will continue to evolve and pressure-test our framework as new datapoints emerge, we believe the impacts of AI (both negative and positive) will be nuanced and company-specific. Advancements in AI have created increased uncertainty and given rise to a wider band of potential outcomes for incumbent software companies. We anticipate more dispersion in company performance as AI increases competitive intensity and fundamentally changes how workflows are executed within the enterprise. We believe that not all software is created equally and many incumbent software companies will leverage AI to deliver additional value to customers and accelerate revenue growth. Software companies that are better positioned to participate in this innovation cycle exhibit certain characteristics and structural advantages, including: mission critical systems of record, deep domain expertise, complex use cases with deterministic outcomes and no tolerance for error, proprietary and context-rich data, broad platforms (vs. narrow tools), compliance and regulatory complexity, and high switching costs. We continue to operate with a high bar with respect to new software investments with the average Rule of 4022 for new investments since January 2025 of 55.7% (16.6% revenue growth and 39.1% EBITDA margins), entry LTV of 33.7%, and EBITDA of $192mm23.

21 Please see Appendix for additional disclosures.

22 The Rule of 40 is a financial metric stating that a company’s combined revenue growth rate and EBITDA margin should exceed 40%. It acts as a benchmark for sustainability and is often used by investors to evaluate software company efficiency.

23 As of Date: December 31, 2025.

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We are already seeing the public markets across equity and debt start to differentiate individual software names based on their characteristics. For example, the iShares Expanded Tech-Software ETF (IGV) is down 24% year to date24. Within that index, however, some stocks are down more than 35% while other stocks are actually up. The median EV/FCF multiple of public software companies is 15.7x, while the median multiple for Rule of 40 companies is 19.4x25.

While the market reaction in broadly syndicated senior secured loans (which are senior to the equity in the same way that our first lien loans are) is understandably more muted than the equity, we also see dispersion in credit with the best performing software names only 0.625% lower, with other names perceived by the market to potentially have higher risk of AI disruption trading 15% or more lower.26

We believe that given our framework and our focus on lending to profitable Rule of 40 companies, our software portfolio is well positioned, but we acknowledge these companies must re-architect and ambitiously invest in their AI roadmaps to protect their incumbencies. For example, incumbent systems of record must evolve to “systems of action” by owning the agentic orchestration layer, or risk becoming passive datastores as competitors capture the value and growth opportunity around them.

Closing Remarks27

We want to close by thanking all of you for your continued support of our platform and GS Credit. Your confidence in our approach—particularly during a period of heightened industry volatility—is deeply valued. The fact that our shareholders continue to demonstrate strong loyalty through their investment behavior gives us the stability and flexibility to invest with conviction and patience, and we believe this will translate into superior outcomes over time.

24 As of Date: March 25, 2026.

25 Source: FactSet, Market Data as of February 2026.

26 Source: Bloomberg as of March 2026.

27 We are furnishing this information about GS Credit and our Private Credit Platform to provide an update on GS Credit’s preliminary tender offer results, including in the context of the general market environment, experience of its peers and recent developments in the private credit markets. You should consider this letter as part of the overall mix of information in GS Credit’s periodic reports filed with the SEC, including the risk factors included in its annual report on Form 10-K and subsequent SEC filings.

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APPENDIX

This supplemental performance information is provided to illustrate the past performance of the Investment Adviser, in managing funds with investment strategies that are substantially similar to the investment strategies, objectives, and policies of the Fund, which does not include all BDCs managed by the Investment Adviser.

The performance of the Senior Direct Lending Family of Funds and Similar BDCs presented herein is not the performance record of the Fund and should not be considered a substitute for the Fund’s own performance. Past returns are not indicative of future performance.

The Senior Direct Lending Family of Funds includes private funds with returns calculated on net internal rate of return (“IRR”) basis, excluding Similar BDCs. The Weighted Average IRR are derived from the levered returns from Loan Partners I, Loan Partners 2013, Senior Credit Partners I, Loan Partners III, Senior Credit Partners II, Loan Partners IV and Senior Credit Partners III, weighted by each fund’s respective investment cost. Please refer to the “Definitions” below for additional information on Gross and Net IRR and calculations. An individual investor’s return may vary based on certain factors (including varying levels of investor fees and timing of investor contributions). IRR calculations are performed using monthly cash flows up until January 1st, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

The Senior Direct Lending Family of Funds are not subject to investment limitations, leverage restrictions, liquidity requirements, diversification requirements and other restrictions imposed on BDCs by the Investment Company Act and RICs under the Code. If those funds were operated as BDCs and/or RICs their returns might have been lower. The fees and expenses of GS Credit may be higher than those of certain of the Senior Direct Lending Family of Funds. Had the Senior Direct Lending Family of Funds’ performance reflected the anticipated fees and expenses of the Fund, their performance may have been lower. In addition, although the Senior Direct Lending Family of Funds have substantially similar investment strategies to the investment strategies, objectives, and policies of GS Credit, GS Credit will not always make the same investments as each of the Senior Direct Lending Family of Funds, and, therefore, the investment performance of GS Credit will differ from the investment performance of the Senior Direct Lending Family of Funds. Furthermore, the Senior Direct Lending Family of Funds and the other Similar BDCs generally do not allocate to more liquid credit investments, such as broadly syndicated loans and corporate bonds.

Similar BDCs Performance

The following sets forth the historical net annualized returns of Similar BDCs (GSBD, MMLC I, MMLC II, GSCR, and PSLF each as defined below) for periods ending September 30, 2025. PSLF follows a similar IRR Methodology to that of the Senior Direct Lending Family of Funds given it more closely aligns in fund structure.

Phillip Street Middle Market Lending Fund LLC (“PSLF”) has achieved a Net IRR of 8.5%

	1 year	3 years	5 years	Since Inception

BDC Composite*	9.32%	9.81%	11.36%	8.90%

Returns for periods over one year are annualized.

* The BDC Composite includes the performance of Goldman Sachs BDC, Inc. (NYSE: GSBD), Goldman Sachs Middle Market Lending Corp. (“MMLC”) (a BDC that merged into GSBD in 2020), Goldman Sachs Middle Market Lending Corp. II (“MMLC II”) (a BDC that merged into GSCR in 2025), and Goldman Sachs Private Credit Corp. (“GSCR”). Each fund’s returns are calculated on a total return basis. The BDC Composite is then calculated using an asset weighted, time weighted calculation methodology and is net of all actual fees and sales loads. Total return is based on the change in net asset value per share (assuming dividends and distributions, if any, are reinvested in accordance with the fund’s distribution reinvestment plan), if any, divided by the beginning net asset value per share. Time-weighted return is a measure of the compound rate of growth in a portfolio.

The use of leverage and other speculative practices may increase volatility and risk of loss.

Net returns are presented after management fees, distribution fees, organizational expenses, fund expenses and performance-based compensation but before any taxes or tax withholding incurred by investors.

Definitions:

Gross Investor IRR: Represents the annualized rate of return before investor fees and Partnership-level expenses (excluding credit facility interest and expenses, where applicable), factoring in the timing of investor contributions to and distributions from the Partnership as well as the remaining capital balance. An individual investor’s results may vary based on certain factors (including varying timing of investor contributions). IRR calculations are performed using monthly cash flows up until January 1, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

Net Investor IRR: Represents the annualized rate of return for investors after investor fees and Partnership-level expenses, factoring in the timing of investor contributions to and distributions from the Partnership as well as the remaining capital balance. Returns attributable to any investors in the fund that do not pay servicing fees or bear supplemental servicing fees are excluded from the calculation, but returns attributable to investors that pay servicing fees or bear supplemental servicing fees at reduced rates are included. Since performance is shown utilizing the actual net returns at the fund level, inclusive of any investors bearing fees at reduced rates, investors that bear the full rate of servicing fees or supplemental servicing fees would have experienced lower net returns. An individual investor’s results may vary based on certain factors. The IRR may reflect the utilization of a subscription line of credit for SCP I and SCP III. The returns without the use of a subscription line could be materially lower than those reflected. LP I, LP 2013, SCP II, LP III, and LP IV did not utilize a subscription line. For unrealized and partially realized investments, the majority of the valuation (up to 100%) has been determined

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APRIL 2026

using unobservable inputs. IRR calculations are performed using monthly cash flows up until January 1, 2020 and thereafter switch to daily cashflows, consistent with the historical methodology used in client reporting. With the use of daily cash flows in the IRR calculations, the overall IRR is materially consistent, although IRRs for individual investments with short holding periods could differ materially.

NOT AN OFFER

This shareholder letter is not an offer to sell any securities of the Fund and is not a solicitation of an offer to buy any such securities.

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